17009286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABN AMRO Securities (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 17th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Lau 917-284-6883
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Alexander Lange and Christine Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Securities (USA) LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President & Chief Executive Officer

Title

Signature

Director & Chief Financial Officer

Title

Notary Public

2019

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors of
ABN AMRO Securities (USA) LLC

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Securities (USA) LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, IL
February 28, 2017

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2016

(In thousands)

Assets

Cash	$	4,460
Cash segregrated for customer protection		410
Collateralized agreements:		
Securities borrowed		2,154,360
Securities purchased under agreements to resell		3,778,345
Receivables from brokers, dealers, and clearing organizations		91,747
Receivables from related parties		28,288
Deferred tax asset		1,493
Other assets		4,176
Total assets	$	6,063,279

Liabilities and Member's Equity

Collateralized agreements:		
Securities sold under agreements to repurchase	$	4,308,974
Securities loaned		249,458
Payables to related parties		1,294,400
Payables to brokers, dealers, and clearing organizations		27,720
Accrued and other liabilities		6,168
		5,886,720
Commitments, contingencies, and guarantees		
Subordinated borrowings		50,000
Member's equity		126,559
Total liabilities and member's equity	$	6,063,279

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (ABNH), which in turn is wholly owned by ABN AMRO Bank N.V. (AAB). The Company's primary business line is securities financing. The Company also participates in equity brokerage, security offerings and private placements for existing clients of the Company's affiliates.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). The Company does not carry customer accounts and accordingly does not maintain any custodial oversight responsibilities for customer assets.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash in the statement of financial condition as of December 31, 2016 was held at a large banking institution not related to AAB or any of the Company's affiliates.

(d) Cash Segregated for Regulatory Purposes

The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934.

(e) Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair

(In thousands)

value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed and loaned transactions are reported as collateralized financings. When the Company acts as a lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the securities received and a corresponding obligation to return them in securities received as collateral and obligation to return securities received as collateral, respectively, in the statement of financial condition. There were no such transactions at December 31, 2016.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

The Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition when the requirements of FASB Accounting Standards Codification (ASC) 210-20, Balance Sheet – Offsetting, are met. The impact of netting at December 31, 2016, was $942,821.

At December 31, 2016, the Company had obtained securities as collateral that could be repledged, delivered, or otherwise transferred with a fair value of approximately $7,000,140. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $5,621,605 was repledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(f) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. As of December 31, 2016, securities consisting of U.S. Treasuries with a fair value of $27,764 were on deposit with these clearing organizations.

(g) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the financial statements are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are recognized in earnings in the period in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon

settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

(h) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

(3) Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to ABNH of $50,000, maturing on May 29, 2017. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2016 consist of the following:

		Receivables	Payables
Clearing organizations	$	91,747	27,720

Amounts receivable from and payable to clearing organizations represent end-of-day cash clearing balances, margin on deposits for unsettled financing transactions, and cash clearing deposits held with various clearing organizations.

(5) Member's Equity

The limited liability company agreement for the Company provides for membership interests. As part of this agreement, the Company's profits and losses shall be allocated among the members in proportion to the member's respective percentage interests.

(6) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

(In thousands)

As of December 31, 2016, the statement of financial condition included the following balances with affiliates:

Assets:		
Securities borrowed	$	104,610
Securities purchased under agreements to resell, net		81,058
Receivables from related parties		28,288
Receivables from brokers, dealers, and clearing organizations		3,257
Other assets		571
Liabilities:		
Securities sold under agreements to repurchase	$	3,068,834
Securities loaned		52,535
Payables to related parties		1,294,400
Accrued and other liabilities		4,536
Subordinated borrowings		50,000

Material items contained in the above balances are discussed below:

(a) Financing Transactions

The Company enters into collateralized financing transactions with affiliates. At December 31, 2016, the financing transaction balances, inclusive of resale and repurchase agreements, securities borrowed, and loaned agreements, were with AAB and other affiliates.

The Company either charges or is charged interest or fees at contracted rates that are stipulated in the resale, repurchase, securities borrowed, or securities loaned agreements.

(b) Borrowing from Affiliates

As of December 31, 2016, the Company has $50,000 in subordinated notes payable to ABNH, with accrued interest payable in the amount of $153 included in payables to related parties in the statement of financial condition.

As of December 31, 2016, the Company has borrowed funds during the normal course of its securities financing business from an affiliate, AAB, in the amount of $1,287,000. Total interest payable on this borrowing as of December 31, 2016 amounts to $40. These amounts are included in payables to related parties in the statement of financial condition. These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(In thousands)

(c) Current Income Tax

Included in accrued and other liabilities on the statement of financial condition is a tax payable of $4,534 to ABNH related to the Company's allocated share of current income tax.

(d) Affiliated Brokerage Services

The Company has an Agency and Services Agreement with AAB whereby the Company facilitates certain activities of its foreign affiliates in the U.S. These activities include agency trade execution, securities borrowing and lending, and other related service. The related unpaid balance as of December 31, 2016 was $27,101, included as a receivable from related parties in the statement of financial condition.

(e) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. Costs allocated to the Company, as well as costs the Company allocated to its affiliates, for support, services, rent, utilities, information technology, and amortization and depreciation of fixed assets and leasehold improvements. The related unpaid balances as of December 31, 2016 were $1,187 and $6,707, included as receivables from and payables to related parties in the statement of financial condition, respectively.

(7) Income Taxes

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in ABNH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in ABNH's U.S. federal and state and local income tax returns.

Included in accrued and other liabilities on the statement of financial condition is a tax payable of $4,534 to ABNH related to the Company's allocated share of current income tax.

The difference between the Company's statutory federal income tax rate and the effective tax rate is primarily attributable to state and local taxes.

As of December 31, 2016, the Company has recorded a deferred tax asset of $1,493 in its statement of financial condition. The deferred tax asset consists of accrued expenses not currently deductible for tax purposes. The Company believes that it is more likely than not that the deferred tax asset will be fully realized in future years. Therefore, no valuation allowance has been recorded against the deferred tax asset.

As of December 31, 2016, the Company had $214 of total gross unrecognized tax benefits. Of this total, $139 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods.

The Company records potential interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2016, the Company had accrued approximately $112 in potential interest and penalties associated with uncertain tax positions.

(In thousands)

ABNH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2011 through 2015 remain open to examination by these tax authorities.

(8) Commitments and Contingencies

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to such underwritings open at December 31, 2016.

Forward Secured Financings – the Company has commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $1,341,875, securities borrowed of $566,399, repurchase agreements of $800,000 and securities loaned of $637,375 as of December 31, 2016.

Litigation and Regulatory Matters – in the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's statement of financial condition.

(9) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

(In thousands)

	At December 31, 2016				
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition (1)	Net Amounts Presented in the statement of financial condition	Collateral received or pledged including cash	Net Amount
Assets:					
Securities purchased under agreements to resell	$ 4,482,932	(704,587)	3,778,345	(3,778,345)	-
Securities Borrowed	2,392,594	(238,234)	2,154,360	(2,117,286)	37,074
Liabilities:					
Securities purchased under agreements to repurchase	$ 5,013,561	(704,587)	4,308,974	(4,221,110)	87,864
Securities loaned	487,692	(238,234)	249,458	(249,458)	-

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

	At December 31, 2016				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements (no repurchase-to-maturity)					
U.S. Treasuries and agency securities	$ 1,310,570	$ 2,034,568	$ 200,110	$ 502,067	$ 4,047,315
Corporate securities	966,246	-	-	-	966,246
Gross Total	2,276,816	2,034,568	200,110	502,067	5,013,561
Securities lending transactions					
Equities	487,692	-	-	-	487,692
Gross Total	487,692	-	-	-	487,692
Gross total borrowings	$ 2,764,508	$ 2,034,568	$ 200,110	$ 502,067	$ 5,501,253
Netted Amount					(942,821)
Total net borrowings					$ **4,558,432**

(10) Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable

inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include cash, for which the carrying value approximate fair value (categorized as Level 1 of the fair value hierarchy). Securities borrowed/loaned, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are carried at amounts that approximate fair value and are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of less than seven days and are collateralized by U.S. Treasury securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy).

(11) Financial Instruments

(a) Financial Instruments with Off-Balance-Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

(In thousands)

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. These instruments are considered Level 2 under the US GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets. As of December 31, 2016, there were no such open contracts.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(12) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined.

As of December 31, 2016, the Company's net capital of $143,311 was $143,061 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

(13) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2017, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of
ABN AMRO Securities (USA) LLC

In planning and performing our audit of the financial statements ABN AMRO Securities (USA) LLC (the Company) as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EY
Building a better working world

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above. (B)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, FINRA, other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2017

Ernst + Young LLP